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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act OF 1934


                              RADICA GAMES LIMITED
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES


                                   G73 42H107
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


       RICHARD H. PICKUP, 2321 ALCOVA RIDGE DR., LAS VEGAS, NEVADA 89134
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                               DECEMBER 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.  NAME OF REPORTING PERSON(S)

    Richard H. Pickup, an individual - SS No. ###-##-####
    Dito Devcar Corporation, a Nevada Corporation - I.D. No. 88-0294385
    Dito Devcar, LP, a Nevada limited partnership - I.D. No. 88-0294387
    Dito Caree, LP, a Nevada limited partnership LP, - I.D. No. 88-0302506
    BP Ventures, LLC, a Nevada limited liability company - I.D. No. 86-0845227 TD Investments, LLC, a Nevada limited liability company - I.D.
      No. 86-0370064
    Pickup Family Trust - I.D. No. 33-6123575
    TMP Charitable Unitrust - I.D. No. 88-6055770
    DRP Charitable Unitrust - I.D. No. 88-6055771
    Pickup Charitable Unitrust II - I.D. No. 33-0563297
    Dito Devcar Foundation - No. 68-0314645

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [X]
    (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    PF and WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

    [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Richard H. Pickup is an individual residing within and a citizen of the United States. Each of the reporting entities was organized under and pursuant to the laws of the State of Nevada.

7.  SOLE VOTING POWER

    Richard H. Pickup, an individual - 128,820 shares
    Dito Devcar Corporation, a Nevada Corporation - 4,099,000 shares
    Dito Devcar, LP, a Nevada limited partnership - 204,000 shares
    Dito Caree, LP, a Nevada limited partnership - 1,403,800 shares
    TD Investments, LLC, a Nevada limited liability company - 556,818 shares Pickup Family Trust - 702,500 shares
    TMP Charitable Unitrust - 25,000 shares
    DRP Charitable Unitrust - 25,000 shares
    Pickup Charitable Unitrust II - 70,000 shares
    Dito Devcar Foundation - 9,000 shares

8.  SHARED VOTING POWER

    None

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
9.  SOLE DISPOSITIVE POWER

    Richard H. Pickup, an individual - 128,820 shares
    Dito Devcar Corporation, a Nevada Corporation - 4,099,000 shares
    Dito Devcar, LP, a Nevada limited partnership - 204,000 shares
    Dito Caree, LP, a Nevada limited partnership - 1,403,800 shares
    TD Investments, LLC, a Nevada limited liability company - 556,818 shares Pickup Family Trust - 702,500 shares
    TMP Charitable Unitrust - 25,000 shares
    DRP Charitable Unitrust - 25,000 shares
    Pickup Charitable Unitrust II - 70,000 shares
    Dito Devcar Foundation - 9,000 shares

10. SHARED DISPOSITIVE POWER

    None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Richard H. Pickup, an individual - 128,820 shares
    Dito Devcar Corporation, a Nevada Corporation - 4,099,000 shares
    Dito Devcar, LP, a Nevada limited partnership - 204,000 shares
    Dito Caree, LP, a Nevada limited partnership - 1,403,800 shares
    TD Investments, LLC, a Nevada limited liability company - 556,818 shares Pickup Family Trust - 702,500 shares
    TMP Charitable Unitrust - 25,000 shares
    DRP Charitable Unitrust - 25,000 shares
    Pickup Charitable Unitrust II - 70,000 shares
    Dito Devcar Foundation - 9,000 shares
    Total of all issued and outstanding shares - 7,223,938

12. CHECK BOX IF THE AGGREGATE AMOUNT IN NO. 11 EXCLUDES CERTAIN SHARES

    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN NO. 11

    Richard H. Pickup, an individual - .73%
    Dito Devcar Corporation, a Nevada Corporation - 23.22%
    Dito Devcar, LP, a Nevada limited partnership - 1.16%
    Dito Caree, LP, a Nevada limited partnership - 7.95%
    TD Investments, LLC, a Nevada limited liability company - 3.16% Pickup Family Trust - 3.98%
    TMP Charitable Unitrust - .14%
    DRP Charitable Unitrust - .14%
    Pickup Charitable Unitrust II - .40%
    Dito Devcar Foundation - .05%
    Total percentage held by all reporting persons - 40.93%

14. TYPE OF REPORTING PERSON(S)

    Richard H. Pickup, an individual - IN
    Dito Devcar Corporation, a Nevada Corporation - CO
    Dito Devcar, LP, a Nevada limited partnership - CO


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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, and correct.

                                                 DITO DEVCAR CORPORATION
                                                 A Nevada corporation

                                                 By: /s/ DAVID B. HEHN
                                                     ---------------------------
                                                         David B. Hehn
                                                         President


                                                 DITO CAREE, L.P.
                                                 A Nevada limited partnership

                                                 By: Gamebusters, Inc.,
                                                     a Nevada corporation
                                                     Its General Partner

                                                 By: /s/ DAVID B. HEHN
                                                     ---------------------------
                                                         David B. Hehn
                                                         President


                                                 DITO DEVCAR, L.P.
                                                 A Nevada limitd partnership

                                                 By: Gamebusters, Inc.,
                                                     a Nevada corporation
                                                     Its General Partner


                                                 By: /s/ DAVID B. HEHN
                                                     ---------------------------
                                                         David B. Hehn
                                                         President


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                                                 THE PICKUP FAMILY TRUST UNDER
                                                 DECLARATION OF TRUST,
                                                 Dated January 5, 1989

                                                 By: /s/ RICHARD H. PICKUP
                                                     ---------------------------
                                                         Richard H. Pickup
                                                         Trustee


                                                 DRP CHARITABLE UNITRUST UNDER
                                                 DECLARATION OF TRUST,
                                                 Dated January 29, 1993

                                                 By: /s/ DENNIS HARWOOD
                                                     ---------------------------
                                                         Dennis Harwood
                                                         Trustee


                                                 TMP CHARITABLE UNITRUST UNDER
                                                 DECLARATION OF TRUST,
                                                 Dated January 29, 1993

                                                 By: /s/ DENNIS HARWOOD
                                                     ---------------------------
                                                         Dennis Harwood
                                                         Trustee


                                                 PICKUP CHARITABLE UNITRUST II

                                                 By: /s/ RICHARD H. PICKUP
                                                     ---------------------------
                                                         Richard H. Pickup
                                                         Trustee


                                                 TD INVESTMENTS, LLC,
                                                 A Nevada limited liability
                                                 company

                                                 By: /s/ DAVID B. HEHN
                                                     ---------------------------
                                                         David B. Hehn
                                                         President

                                                 By: /s/ RICHARD H. PICKUP
                                                     ---------------------------
                                                         Richard H. Pickup
                                                         An Individual


                                                 DITO DEVCAR FOUNDATION, INC.

                                                 By: /s/ RICHARD H. PICKUP
                                                     ---------------------------
                                                         Richard H. Pickup
                                                 Its:    Manager




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